Mail Stop 3561

July 18, 2008

Hal N. Pennington, Chairman and Chief Executive Officer
Genesco Inc.
Genesco Park
1415 Murfreesboro Road
Nashville, Tennessee 37217-2895

> **Re:** **Genesco Inc.**
> **Form 10-K for fiscal year ended February 2, 2008**
> **Filed April 2, 2008**
> **File No. 001-03083**

Dear Mr. Pennington:

We have reviewed your response letter and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A, Filed May 8, 2008

Compensation, Discussion, and Analysis, page 16

1.   We note your response to our letter dated July 7, 2008, we, however, reissue the comment. In future filings, clearly disclose those strategic objectives of the annual incentive award for each named executive officer. In addition, to the extent that these strategic objectives are targets, please disclose the specific quantitative performance targets used to determine incentive amounts in future filings, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item

402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) to us within the timeframe discussed below. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Edwin Kim at 202-551-3297 or Pamela Howell, Special Counsel, at 202-551-3357 if you have any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jennifer Noonan
        Bass, Berry & Simms PLC
        FAX: (615) 742-2765

Genesco Inc.
Mr. Hal N. Pennington, Chairman and CEO
July 18, 2008
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